UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 7)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

HUTCHINSON TECHNOLOGY INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

3.25% CONVERTIBLE SUBORDINATED NOTES DUE 2026

(Title of Class of Securities)

448407AF3

(CUSIP Number of Class of Securities)

David P. Radloff

Vice President and Chief Financial Officer

Hutchinson Technology Incorporated

40 West Highland Park Drive NE

Hutchinson, MN 55350

Telephone (320) 587-3797

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David M. Vander Haar, Esq.

Peggy Steif Abram, Esq.

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

Phone: (612) 766-7000

Fax: (612) 766-1600

CALCULATION OF FILING FEE

Transaction Valuation:*	Amount of Filing Fee:**
$59,100,000	$6,396.07

*	The transaction valuation is $59,100,000 (the maximum aggregate principal amount of 8.50% Convertible Senior Notes due 2026 (the “New Notes”) to be exchanged for Old Notes (as defined below)).

**	The filing fee was estimated pursuant to Rule 457(f) under the Securities Act of 1933, as amended, and is based on the book value of the Old Notes to be tendered ($55,091,081). The filing fee has been offset as provided in Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, by the registration fees paid under Section 6(b) of the Securities Act of 1933, as amended, with respect to the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,965.35

Form or Registration No.: Form S-4 (File No. 333-173970)

Filing Party: Hutchinson Technology Incorporated

Date Filed: May 6, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

INTRODUCTORY STATEMENT

This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Hutchinson Technology Incorporated, a Minnesota corporation (the “Company”), relating to an exchange offer (the “Exchange Offer”), upon the terms and subject to the conditions described in the prospectus dated July 15, 2011 (the “Prospectus”) and set forth in the related letter of transmittal. More specifically, the Company offered to exchange up to $60,000,000 aggregate principal amount of its outstanding 3.25% Convertible Subordinated Notes due 2026, CUSIP No. 448407AF3 (the “Old Notes”), for $985 principal amount of its 8.50% Convertible Senior Notes due 2026 (the “New Notes”) and a cash payment of $65 for each $1,000 principal amount of Old Notes tendered.

The Prospectus forms a part of the Registration Statement on Form S-4 (File No. 333-173970) filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 6, 2011, as amended by Amendment No. 1 thereto filed on May 27, 2011, Amendment No. 2 thereto filed on June 15, 2011, Amendment No. 3 thereto filed on June 17, 2011, Amendment No. 4 thereto filed on June 21, 2011, Amendment No. 5 thereto filed on July 1, 2011, Amendment No. 6 thereto filed on July 12, 2011 and Amendment No. 7 thereto filed on July 15, 2011 (the “Registration Statement”), relating to the New Notes that will be issued in connection with the Exchange Offer, and shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), that may be issued upon conversion of the New Notes. The Prospectus and the related letter of transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated by reference herein to the extent provided herein. The Exchange Offer commenced on May 6, 2011 and expired at midnight, New York City time, on July 15, 2011.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. This Schedule TO is hereby amended and supplemented by this Amendment No. 7 to the Schedule TO as follows:

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:

The exchange offer expired at midnight, New York City time, on July 15, 2011. On July 18, 2011, the Company announced the results of the exchange offer. The full text of the Company’s press release relating to the announcement of the expiration and results of the exchange offer is filed as Exhibit (a)(1)(xiv) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

See the Exhibit Index immediately following the signature page.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2011	HUTCHINSON TECHNOLOGY INCORPORATED

	By:	/s/ David P. Radloff
David P. Radloff
Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Prospectus dated July 15, 2011 (incorporated by reference to the Company’s filing on July 18, 2011 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Company’s Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-173970), filed with the SEC on July 1, 2011).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Company’s Amendment No. 5 to Registration Statement on Form S-4 (File No. 333-173970), filed with the SEC on July 1, 2011).

(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 to the Company’s Amendment No. 5 to Registration Statement on Form S-4 (File Number 333-173970), filed with the SEC on July 1, 2011).

(a)(1)(v)	Press Release, dated May 6, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on May 6, 2011 (File No. 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(1)(vi)	Form of 8.50% Convertible Senior Notes Due 2026 Indenture, between Hutchinson Technology Incorporated and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.5 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 26, 2011).

(a)(1)(vii)	Form of 8.50% Convertible Senior Notes Due 2026 (incorporated by reference to Exhibit 4.6 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 26, 2011).

(a)(1)(viii)	Press Release, dated June 14, 2011 (filed with the SEC on June 14, 2011 (File No. 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(1)(ix)	First Supplemental Indenture, dated as of June 17, 2011, to 8.50% Convertible Senior Notes due 2026 Indenture, dated as of February 11, 2011, between Hutchinson Technology Incorporated and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.8 to the Company’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-173970) filed with the SEC on June 17, 2011 and incorporated by reference).

(a)(1)(x)	Press Release, dated June 17, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on June 17, 2011 (File No. 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(1)(xi)	Press Release, dated June 22, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on June 22, 2011 (File No. 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4c under the Securities Exchange Act of 1934, as amended).

(a)(1)(xii)	Press Release, dated July 1, 2011 (filed with the SEC on July 1, 2011 (File No. 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(1)(xiii)	Press Release, dated July 6, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on July 6, 2011 (File No.1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(1)(xiv)	Press Release, dated July 18, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on July 18, 2011 (File No.1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(b)	Not applicable.

(d)(i)	Dealer Manager Agreement, dated January 10, 2011, between Hutchinson Technology Incorporated and Citadel Securities, LLC (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 10, 2011).

(d)(ii)	Amendment to Dealer Manager Agreement, dated January 25, 2011, between Hutchinson Technology Incorporated and Citadel Securities, LLC (incorporated by reference to Exhibit 1.2 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 26, 2011).

(d)(iii)	Dealer Manager Agreement, dated May 6, 2011, between Hutchinson Technology Incorporated and Citadel Securities, LLC (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form S-4 (File No. 333-173970), filed with the SEC on May 6, 2011).

(d)(iv)	Indenture dated as of January 26, 2006 between the Company and LaSalle Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 26, 2006; File No. 0-14709), and Instrument of Resignation, Appointment and Acceptance dated as of October 29, 2008 by and among the Company, LaSalle Bank National Association, as prior trustee, and Wells Fargo Bank, National Association, as successor trustee.

(d)(v)	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 29, 2002; File No. 0-14709).

(d)(vi)	Restated Bylaws of the Company, as amended December 3, 2008 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed December 9, 2008; File No. 0-14709).

(d)(vii)	Rights Agreement, dated as of July 29, 2010, between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A, dated July 30, 2010; File No. 1-34838).

(d)(viii)	First Amendment to Rights Agreement, dated as of May 6, 2011, between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 2 to the Company’s Registration Statement on Form 8-A/A filed May 6, 2011; File No. 1-34838).

(d)(ix)	Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(x)	Form of Non-Statutory Stock Option Agreement (Employee) under the Company’s Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(xi)	Form of Incentive Stock Option Agreement (Employee) under the Company’s Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(xii)	Form of Non-Statutory Stock Option Agreement (Director) under the Company’s Amended and Restated 1996 Incentive Plan) (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(xiii)	Form of Restricted Stock Agreement (Director) under the Company’s Amended and Restated 1996 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 7, 2004; File No. 0-14709).

(d)(xiv)	Non-Employee Directors Equity Plan (incorporated by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 filed December 17, 2009; File No. 0-14709).

(d)(xv)	Employee Stock Purchase Plan (As Amended and Restated January 20, 2011) (incorporated by reference to Appendix B to Definitive Proxy Statement on Schedule 14A filed December 10, 2010; File No. 1-34838).

(d)(xvi)	2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2010; File No. 1-34838).

(d)(xvii)	Form of Director Stock Option Agreement under the Company’s 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2010; File No. 1-34838).

(d)(xviii)	HTI Severance Pay Plan (As Amended and Restated March 8, 2011) (incorporated by reference to Exhibit 10.1 to the Company’s Amended Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2011, filed on June 15, 2011; File No. 1-34838).

(d)(xix)	Form of Severance and Change in Control Agreement for Senior Executives (incorporated by reference to Exhibit 10.1 to HTI’s Current Report on Form 8-K/A filed 10/14/2010).

(g)	Not applicable.

(h)	Not applicable.

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